January 30, 2007

                                                                  (212) 838-8040

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington D.C. 20549

                 RE:      VAUGHAN FOODS, INC.
                          AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED DECEMBER 27, 2006
                          FILE NO. 333-137861


Dear Sirs and Mesdames:

     This letter responds to the Staff's comment letter dated January 18, 2007, regarding the above-referenced Registration Statements filed by Vaughan Foods, Inc. For ease of reference, your inquiries have been incorporated in this letter in boldfaced type followed by our responses.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1

EXPLANATORY NOTE

1. WE DID NOT FIND THE "ALTERNATE PAGES" TO WHICH YOU REFER. ONCE YOU PROVIDE ALL OMITTED INFORMATION AND THE ALTERNATE PAGES, WE MAY HAVE ADDITIONAL COMMENTS.

The alternate pages are the last seven pages, after the signature page, of Amendment No. 1 as filed. We have re-included these pages in Amendment No. 2, but now before Part II.

CORPORATE INFORMATION, PAGE 5

2. YOU STATE HERE THAT THE REMAINING INTERESTS IN ALLISON'S WILL BE ACQUIRED FOR $2.5 MILLION AND A NUMBER OF SHARES EQUAL TO $1.0 MILLION DIVIDED BY THE INITIAL PUBLIC OFFERING PRICE OF THE UNITS. THIS DISCLOSURE APPEARS TO CONFLICT WITH YOUR RESPONSE TO PRIOR COMMENT 41 IN OUR LETTER DATED NOVEMBER 3, 2006, WHERE YOU STATE THAT THE PURCHASE PRICE IS NOW ONLY THE $2.5 MILLION CASH. PLEASE TELL US WHICH IS CORRECT.

The response to prior comment 41 in your letter dated November 3, 2006 is correct. We have amended any conflicting information in the registration statement.

SUMMARY OF FINANCIAL INFORMATION, PAGE 7

     3. IT APPEARS THAT YOUR NET SALES AND GROSS PROFIT LINES WERE NOT UPDATED FOR SEPTEMBER 30, 2006. PLEASE REVISE ACCORDINGLY.

     We have revised the net sales and gross profit lines for Vaughan Foods to provide numbers for the nine months ended September 30, 2006.

RISK FACTORS, PAGE 9

     4. WE REMIND YOU OF PRIOR COMMENT 14, WHICH EMPHASIZED THE IMPORTANCE OF ELIMINATING MITIGATING TEXT FROM THIS SECTION. YOU ADDED NEW LANGUAGE AT PAGES 9 AND 16 THAT INCLUDES ITEMS THAT WERE THE SUBJECT OF PRIOR COMMENT 14. PLEASE REVISE THE SECTION ACCORDINGLY.

     We have revised the language in the risk factors regarding contamination or mislabeling of products (the first risk factor), non-compliance with provisions in long-term loans (the second risk factor) and the transaction with related parties (the second to last risk factor) to delete language that tends to mitigate the risk, including deleting clauses that began "However...," "Although" and "While...".

RECENT DEVELOPMENTS, PAGE 17

     5. WE NOTE YOUR ADDED DISCLOSURE WITH REGARD TO THE ACQUISITION OF WILD ABOUT FOOD, WHERE YOU STATE, "THE ASSUMED LIABILITIES CONSISTED OF $60,000 OF ACCOUNTS RECEIVABLE." DID YOU MEAN ACCOUNTS PAYABLE? WE ALSO NOTE THAT THE PARENTHETICAL PHRASE IN THIS SENTENCE DOES NOT CLOSE.

     We have revised the disclosure regarding the acquisition of Wild About Food to change "accounts receivable" to "accounts payable" and have closed the parenthetical after the word "business."

CAPITALIZATION, PAGE 20

     6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 21 IN OUR LETTER DATED NOVEMBER 3, 2006, AND WE CONTINUE TO BE UNABLE TO UNDERSTAND THE NUMBERS THIS SECTION. FOR EXAMPLE, YOU LIST "LONG TERM DEBT INCLUDING CAPITAL LEASE OBLIGATIONS, NET OF CURRENT PORTION" AT 59,046.000 AND $9,928,000 FOR ACTUAL AND PRO FORMA, RESPECTIVELY, WHEREAS YOUR PRO FORMA BALANCE SHEET ON PAGE F-33 INDICATES THESE NUMBERS TO BE $9,082,850 AND $9,207,346. PLEASE REVISE AS NECESSARY.

         We have revised the numbers and amended the headings in the capitalization section to reflect the numbers on page F-33, as revised.

DILUTION, PAGE 21

     7. PLEASE TELL US WHY YOU BELIEVE THAT A PRO FORMA NEGATIVE NET TANGIBLE BOOK VALUE OF ($4,229,663) WOULD HAVE BEEN $21,161,841 AFTER TAKING INTO ACCOUNT THE ESTIMATED NET PROCEEDS FROM THE OFFERING OF $21,832,000. WE ARE ALSO UNABLE TO ASCERTAIN HOW YOU ARRIVED AT THE ($4,229,663) FIGURE.

          We believe this is the case because the pro forma (negative) tangible book values were amended to reflect the corrected pro forma financial statements. The following is a table showing the derivation of the figures:

The pro forma (negative) tangible book values were amended to reflect the corrected pro forma financial statements. The following is a table showing the derivation of the figures:

                                                    PRO FORMA        PRO FORMA
                                                    COMBINED          COMBINED
                                                  AFTER GIVING      AFTER TAKING
                                                    EFFECT TO       INTO ACCOUNT
                                                   ACQUISITION     THE ESTIMATED
                                                   OF ALLISON       NET PROCEEDS
                                                  ------------------------------

Net worth (deficit)                               $   (432,303)    $ 23,302,179
Less: intangible assets:
Deferred taxes current                                 (87,411)          (7,763)
Bridge loan asset                                     (843,750)
Loan origination fees                                 (542,029)        (346,634)
Deferred taxes non current                            (461,951)        (461,951)
Deferred cost of public offering                      (269,115)
Goodwill - Allison's                                (1,363,515)      (1,363,515)
Other intangible assets                                (30,426)         (30,426)
                                                  -----------------------------
Tangible net worth (deficit)                      $ (4,030,500)    $ 21,091,889
                                                  =============================

          The $25.1 million increase in net tangible book value is comprised of the following (in millions):

             Proceeds from Initial Public Offering                        $21.8
             Satisfaction of bridge funding liability in common stock       1.1
             Pro forma net income adjustments                               1.0
             Other pro forma adjustments, intangible asset
             adjustments, and financing expenses                            1.2
                                                                        --------
             Total                                                         25.1
                                                                        ========

8. PLEASE EXPLAIN WHY YOUR LAST PARAGRAPH ON THIS PAGE INDICATES NET PROCEEDS OF $25,272,000 IF THE OVER-ALLOTMENT OPTION IS EXERCISED IN FULL, WHEREAS $25,207,000 IS INDICATED ON PAGE 18.

     $25,272,000 is the correct number, as indicated in our response to your previous comment no. 20. We have corrected the numbers on page 18 to conform.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 24

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 25

9. PLEASE REVISE YOUR DISCLOSURES TO ADDRESS THE MATERIAL IMPLICATIONS OF THE UNCERTAINTIES THAT ARE ASSOCIATED WITH THE METHODS, ASSUMPTIONS AND ESTIMATES UNDERLYING YOUR CRITICAL ACCOUNTING MEASUREMENTS. SPECIFICALLY, YOU SHOULD PROVIDE THE FOLLOWING:

     (A) AN ANALYSIS OF THE UNCERTAINTIES INVOLVED IN APPLYING THE PRINCIPLE AND THE VARIABILITY THAT IS REASONABLY LIKELY TO RESULT FROM ITS APPLICATION.

     We have revised this section to discuss the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.


     (B) (B) AN ANALYSIS OF HOW YOU ARRIVED AT THE MEASURE AND HOW ACCURATE THE ESTIMATE OR UNDERLYING ASSUMPTIONS HAVE BEEN IN THE PAST.

     We have revised this section to discuss the procedures used in arriving at the measure and how accurate the estimate or underlying assumptions have been in the past.

     (c) (C) AN ANALYSIS OF YOUR SPECIFIC SENSITIVITY TO CHANGE BASED ON OUTCOMES THAT ARE REASONABLY LIKELY TO OCCUR AND HAVE A MATERIAL EFFECT.

     We have revised this section to discuss the specific sensitivities to change based on the outcomes that are reasonably likely to occur and could have a material effect.

     (D) PLEASE REFER TO FRC SECTION 501.14 FOR FURTHER GUIDANCE. ALSO EXPLAIN WHY YOU BELIEVE ACCOUNTING FOR INTANGIBLE ASSETS TO BE A CRITICAL ACCOUNTING POLICY. WE ISSUE THIS COMMENT BOTH FOR VAUGHAN FOODS AND FOR ALLISON'S.

     We believe that accounting for intangible assets is a critical accounting policy due to the requirement to estimate the value in accordance with SFAS 144 and the fact that a significant intangible will be recorded in connection with the acquisition of Allison's.

     10. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 47 IN OUR LETTER DATED NOVEMBER 3, 2006, REGARDING YOUR ANALYSIS OF SEGMENT REPORTING IN ACCORDANCE WITH SFAS 131. PLEASE ADD ROBUST DISCLOSURE HERE INDICATING YOUR UNCERTAINTY REGARDING YOUR SEGMENT REPORTING POLICIES GOING FORWARD.

          The factors cited in our response to prior comment 47 in accordance with SFAS 131 guidance will remain unchanged until the completion of construction and the placement into operation of separate facilities for Allison's, as part of expansion of Vaughan's plant. Commencement of operations by Allison's in this new facility is not expected to take place until after this offering. After the offering, the simultaneous combination of Vaughan and Allison's, and completion of the separate facilities, Allison's will be housed in a separate but contiguous facility. At that time, we will likely regard Allison's as a separate reporting segment per SFAS 131 guidelines. We have added disclosure to this effect in the MD&A section regarding Summary of Critical Accounting Policies and Estimates.

RESULTS OF OPERATIONS OF VAUGHAN FOODS, PAGE 28

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30. 2006 AND 2005

     11. WE NOTE THAT GROSS PROFIT DECREASED BY $977,825 AND THAT DEPRECIATION AND AMORTIZATION EXPENSE INCREASED BY $488,220. PLEASE EXPLAIN WHY YOU HAVE NOT INCLUDED A DISCUSSION OF INCREASED DEPRECIATION AND AMORTIZATION EXPENSE IN YOUR DISCUSSIONS OF INCREASED COSTS.

     We have added a discussion of the change in depreciation and amortization to the MD&A, since it was inadvertently omitted.

ALLISON'S GOURMET KITCHENS, PAGE 33

12. WE REISSUE PRIOR COMMENT 31 IN OUR LETTER DATED NOVEMBER 3, 2006, WITH REGARD TO ALLISON'S. SPECIFICALLY, THE DISCUSSIONS FOR EACH
     PERIOD-OVER-PERIOD COMPARISONS SHOULD INCLUDE:

     o QUANTIFICATION OF THE INCREASE IN NET SALES DUE TO INCREASED VOLUME VERSUS THAT WHICH WAS DUE TO PRICING.

     We have added quantification of the variance in sales in terms of volume and price for each period presented.

     o A COMPARISON OF THE VOLUMES AND PRICES OF INDIVIDUAL PRODUCTS SOLD IN ONE PERIOD VERSUS THE OTHER. THIS DISCUSSION WOULD NORMALLY BE ACCOMPANIED BY A TABLE. IF YOU BELIEVE THAT SUCH PRESENTATION WOULD NOT BE MEANINGFUL OR

          WOULD BE UNDULY COMPLEX, PLEASE PROVIDE THE INFORMATION AND AN EXPLANATION TO US. IF SEVERAL PRODUCTS REPRESENT THE MAJORITY OF YOUR SALES, IT MAY BE APPROPRIATE TO DISCLOSE THE VOLUMES AND PRICES OF YOUR BEST SELLING PRODUCTS, AND THEN PRESENT AN "ALL OTHER" CATEGORY TO INCLUDE THE REMAINING PRODUCTS.

     We have added a table comparing volume and sales dollars for each product category for each period presented, and have discussed in the narrative price changes for each period presented.


DESCRIPTION OF SECURITIES, PAGE 52

     13. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 43 BUT CONTINUE TO BE CONFUSED BY YOUR DISCLOSURES. PLEASE EXPLAIN WHY YOU WOULD HAVE 10,800,000 ISSUED AND OUTSTANDING SHARES IF THE OVER-ALLOTMENT OPTION IS EXERCISED. WE NOTE THAT YOUR DISCLOSURE ON PAGE 57 STATES THAT YOU WOULD HAVE 6,097,223 SHARES.

     We have changed the incorrect number on page 52 to conform to the correct number, 6, 097,223, on page 57.

     14. WE NOTE YOUR ADDED DISCLOSURE ON PAGE 53 REGARDING CASH SETTLEMENT. PLEASE CORRECT THE LAST SENTENCE IN THAT PARAGRAPH TO ADD THE WORD "TO" BEFORE THE WORD "EFFECT" SO THAT THE SENTENCE WILL BE GRAMMATICALLY CORRECT AND NOT CONFUSING.

     We have added the word "to" before the work "effect."

FINANCIAL STATEMENTS

     15. WE NOTE THAT THE FINANCIAL STATEMENTS FOR VAUGHAN FOODS AND ALLISON'S INCLUDED IN THE MARKED AMENDMENT NO. 1 PROVIDED TO US ARE NOT, IN FACT, MARKED FOR CHANGES. WE NOTE THAT YOU HAVE MADE SIGNIFICANT CHANGES TO YOUR FINANCIAL STATEMENTS. PLEASE PROVIDE MARKED COPIES OF THESE FINANCIAL STATEMENTS, SHOWING THE CHANGES MADE IN YOUR AMENDMENT NO. 1 VERSUS THE ORIGINAL FILING. ADDITIONALLY, PROVIDE MARKED COPIES WITH SUBSEQUENT AMENDMENTS. PROVIDING MARKED COPIES FOR AMENDMENT NO. 2 ONLY, IF THEY FAIL TO SHOW CHANGES MADE IN AMENDMENT NO. 1, WILL NOT SUFFICE.

     We have discussed this comment with the SEC staff, who have recognized that it would be overly burdensome to mark up a copy of Amendment No. 1 to show the changes from the original filing. However, we have provided marked copies of all changes subsequent to those made in Amendment No. 1 in Amendment No. 2.


FINANCIAL STATEMENTS OF VAUGHAN FOODS. INC.

16. IT APPEARS THAT YOU HAVE MADE SIGNIFICANT CHANGES TO YOUR FINANCIAL STATEMENT FOOTNOTES, INCLUDING ADDING CERTAIN FOOTNOTES AND DELETING CERTAIN INFORMATION. FOR EXAMPLE, IN NOTE 13 YOU DISCLOSE YOUR LEASE PAYMENTS PAYABLE AS OF SEPTEMBER 30, 2006, BUT HAVE REMOVED THE INFORMATION AS OF DECEMBER 31, 2005. IT IS NOT APPROPRIATE TO REMOVE THE DECEMBER 31, 2005, DISCLOSURE. PLEASE REVISE YOUR FINANCIAL STATEMENTS IN THIS REGARD. ALSO TELL US WHETHER YOUR AUDITORS HAVE REVIEWED YOUR REVISIONS TO THE AUDITED FINANCIAL STATEMENTS AND FOOTNOTES AND WHETHER THEY HAVE REISSUED THEIR AUDITOR'S REPORT.

     We have added the December 31, 2005 disclosures that were previously omitted from Amendment No. 1 to Form S-1. Certain other information, primarily events occurring subsequent to September 30, has been labeled as unaudited, because although such information and disclosures have been reviewed by our auditors, they did not audit such information and did not re-issue their auditors' report.

     With respect to reclassifications made to the financial statements, including those reclassifications described in No. 17 below, our auditors have reviewed and concur with those reclassifications, but do not believe that the nature of such items warrants a re-issuance of their auditors' report.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-S

(17) PLEASE EXPLAIN TO US WHY YOU BELIEVE THAT "RESTRICTED ASSETS" AND "DISTRIBUTION FROM RESTRICTED ASSETS" ARE FINANCING RATHER THAN INVESTING ACTIVITIES. WE WOULD NORMALLY EXPECT THAT CASH USED TO ACQUIRE RESTRICTED ACCOUNTS AND CASH WITHDRAWN FROM RESTRICTED ACCOUNTS WOULD BE CLASSIFIED AS INVESTING ACTIVITIES.

     We have reclassified "Restricted Assets" and "Distributions from Restricted
          Assets," as well as "Loan proceeds deposited to restricted asset accounts," from Financing Activities to Investing Activities in the Statements of Cash Flows.

EARNINGS (LOSS) PER SHARE. PAGE F-8

18. YOU STATE IN YOUR RESPONSE TO PRIOR COMMENT 51 IN OUR LETTER DATED NOVEMBER 3, 2006, THAT YOU HAVE NO SECURITIES THAT COULD POTENTIALLY DILUTE EPS. YET YOUR ACCOUNTING POLICY STATES THAT YOU HAVE EXCLUDED SHARES RELATING TO YOUR AGREEMENT DESCRIBED IN NOTE 8 BECAUSE THEY WOULD BE ANTI-DILUTIVE DUE TO YOUR NET LOSS. EXPLAIN THE APPARENT CONTRADICTION BETWEEN YOUR DISCLOSURE AND YOUR RESPONSE TO OUR COMMENT.

     The response to prior comment 51 that we have no securities that could potentially dilute

     EPS was correct based on the fact that the referenced securities will not be issued until the IPO is effective. However, the accounting policy note is meant to convey that the shares would be anti-dilutive if and when issued. We have expanded the accounting policy note to explain that the shares have not yet been issued.

NOTE 8--SHORT-TERM BORROWINGS, PAGE F-11

19. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 53 IN OUR LETTER DATED NOVEMBER 3, 2006. PLEASE ADVISE US HOW YOU HAVE RESOLVED THIS ISSUE AND ADD ADDITIONAL DISCLOSURE ACCORDINGLY.

     We have now resolved the issue by obtaining from all investors in the Promissory Notes an amendment to the Registration Rights Agreement eliminating any possibility of cash fees payable upon the company's failure to file a resale registration statement. With respect to late fees for failure to keep the registration current, the company has the option to pay any fees in stock, and will pay in stock if required to pay late fees. We have amended the Recent Developments and Description of Certain Indebtedness sections of the prospectus to disclose these developments.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS, PAGE F-31

20. REGULATION S-X, RULE 11-02(C), REQUIRES THAT A PRO FORMA BALANCE SHEET BE FILED AS OF THE END OF THE MOST RECENT PERIOD FOR WHICH A CONSOLIDATED BALANCE SHEET IS REQUIRED. IN YOUR CASE, THIS IS SEPTEMBER 30, 2006. WE NOTE THAT YOU HAVE FILED PRO FORMA BALANCE SHEETS AS OF BOTH SEPTEMBER 30, 2006, AND DECEMBER 31, 2005. PLEASE REMOVE THE PRO FORMA BALANCE SHEET AS OF DECEMBER 31, 2005, AND AMEND YOUR RELATED DISCLOSURE ON PAGE F-31.

     We have removed the pro forma balance sheet as of December 31, 2005, and have amended the related disclosure on page F-31 to conform.

21. REVISE YOUR PRO FORMA FINANCIAL STATEMENTS TO FOOTNOTE EACH PRO FORMA ADJUSTMENT AND PROVIDE AN EXPLANATION OF THE REASON FOR SUCH ADJUSTMENT. YOUR NOTE 3 DOES NOT SUFFICIENTLY EXPLAIN YOUR ADJUSTMENTS AND WE ARE NOT ABLE TO UNDERSTAND THEM.

     We have added references and footnotes that explain the reason for each pro forma adjustment.

PRO FORMA BALANCE SHEETS, PAGE F-33

     22. TELL US HOW YOU CONSIDERED THE PROVISIONS OF SFAS 141, PARAGRAPHS 9-11, AND EITF 02-5 WHEN YOU DETERMINED THAT THE CASH PAYMENT TO ALLISON'S SHAREHOLDERS SHOULD BE RECORDED AS GOODWILL RATHER THAN AS A REDUCTION TO SHAREHOLDERS' EQUITY. THAT IS, EXPLAIN WHY YOU DO NOT BELIEVE THAT THE TWO ENTITIES ARE UNDER COMMON CONTROL, AS

          DEFINED IN THE ACCOUNTING LITERATURE. FOLLOWING YOUR CONSIDERATION OF THIS COMMENT, AND WHETHER YOU NOW BELIEVE THE ENTITIES TO BE UNDER COMMON CONTROL OR CONTINUE TO BELIEVE THAT THEY ARE NOT, PROVIDE TO US A DETAILED ANALYSIS TO SUPPORT YOUR POSITION.

     We do not believe Vaughan and Allison's are under common control, as defined in the accounting literature, because Allison's is a limited partnership of which Braxton Management Corporation is the general partner with full and complete discretion in control of the partnership's business. Herb Grimes is President and 100% owner of Braxton Management Corporation. Mr. Grimes is not presently a director, officer or shareholder of Vaughan, although he will enjoy all three relationships after the transaction becomes effective.

                                                Very truly yours,
                                                /s/ Stephen A. Zelnick


                                                Stephen A. Zelnick

SAZ:kab-r